July 13, 2016

VIA EDGAR SUBMISSION

Mr. John P. Nolan

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

U.S.A.

Re:	Banco Santander Chile

Form 20-F for Fiscal Year Ended December 31, 2015

Filed May 2, 2016

File No. 001-14554

Dear Mr. Nolan:

On behalf of Banco Santander Chile (“Santander Chile” or the “Bank”), we acknowledge receipt by Santander Chile of the letter dated July 7, 2016 (the “Comment Letter”) of the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission regarding the above referenced Annual Report on Form 20-F of Santander Chile.

Santander Chile is working to respond to the Comment Letter. However, the Bank has advised us that it will require additional time to consider and respond to the Staff’s comments. Accordingly, on behalf of Santander Chile, we respectfully request an extension of time to respond to the Comment Letter to August 4, 2016.

We are grateful for the Staff’s accommodation in this matter. Please do not hesitate to call me at (212) 450-4950 with any questions you may have.

Very truly yours,

/s/ Nicholas A. Kronfeld

Nicholas A. Kronfeld

cc: Robert Moreno Heimlich